Exhibit 99.5

Aurora Cannabis to Commence Trading on the NYSE

TSX: ACB

EDMONTON, Oct. 18, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (NYSE: ACB) (Frankfurt: 21P; WKN: A1C4WM), announced today that its common shares have been approved for listing on the New York Stock Exchange ("NYSE"), and will commence trading effective the open of markets, October 23, 2018.

Aurora's shares will trade on the NYSE under ticker symbol "ACB", the same symbol the Company's common shares currently, and will continue to, trade under on the Toronto Stock Exchange (TSX). Existing shares of Aurora, which previously traded on the OTCQX under the ticker symbol "ACBFF", will now trade on the NYSE.

"Our NYSE listing represents another important milestone that reflects our commitment to all stakeholders as we continue advancing domestic and international growth initiatives, which includes expanding our base of global institutional and retail investors," said Terry Booth, CEO of Aurora. "Aurora has rapidly developed into a globally mature organization with industry leading and technologically advanced production facilities available to produce at unprecedented scale to meet the growing demand for high-quality cannabis both in Canada and abroad. We are also uniquely committed to leveraging our deep knowledge base to further scientific research into medical applications of cannabis, and developing novel, higher-margin product offerings that strongly differentiate Aurora from our competition.

Mr. Booth added: "I sincerely appreciate and wish to thank our entire global team for their remarkable execution, dedication, passion and hard work that went into making this significant achievement a reality for Aurora."

Upon commencement of trading on the NYSE, Aurora intends to voluntarily delist its shares from the OTCQX. While shareholders are not required to take any action, the Company recommends that holders who bought shares on the OTCQX monitor their institution/brokerage account to ensure their holdings are correctly reflected under the new ticker symbol.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 500,000 kg per annum and sales and operations in 18 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at low cost. Intended to be replicable and scalable globally, our production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and low per gram production costs. Each of Aurora's facilities is built to meet EU GMP standards, and its first production facility, the recently acquired MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland, have achieved this level of certification.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 15 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland , H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia Labs, HotHouse Consulting, MED Colombia, Agropro, Borela, and the pending acquisition of ICC Labs – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Capcium Inc. (private), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.  Beginning October 23, 2018, Aurora's Common Shares will also trade on the NYSE under the symbol "ACB".

For more information about Aurora, please visit our investor website: investor.auroramj.com

Terry Booth, CEO
Aurora Cannabis Inc.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur and include, but are not limited to the variety of cannabis products that Aurora will supply to the adult use market.. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Heather MacGregor, +1.416.509.5416, heather.macgregor@auroramj.com; For Investors: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com; Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com; U.S. Investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com / ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 07:30e 18-OCT-18